FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2005	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐              Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits 1 and 2 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13956; Form S-8 No. 333-85598; Form S-8 No. 333-124218; Form F-9 No. 333-113732; and Form F-9 No. 333-118737.

SIGNATURES
Form 6-K Exhibit Index
Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2005
MD&A dated April 28, 2005 relating to the period ended March 31, 2005
Covering Letter datedApril 29, 2005 regarding Financial Ratios and the Auditor
Comfort Letter, dated April 27, 2005, of PricewaterhouseCoopers LLP.
Supplemental Financial Information (Unaudited) Exhibit to March 31, 2005 Consolidated
Certificate of CEO pursuant to Form 52-109FT2
Certificate of CFO pursuant to Form 52-109FT2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: April 29, 2005

Form 6-K Exhibit Index

Exhibit No.
The following documents have been filed with Canadian securities commissions and with each of the Toronto Stock Exchange (via SEDAR) and the New York Stock Exchange (via EDGAR):

99.1	Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2005.

99.2	Management’s Discussion and Analysis dated April 28, 2005 relating to the period ended March 31, 2005.

In addition, we attach, among other documents, the comfort letter of our auditors, PricewaterhouseCoopers LLP, in relation to the aforesaid documents and the Consolidated Financial Ratios, which were filed with the unaudited Interim Consolidated Financial Statements for the period ended March 31, 2005. These documents have been filed with the various Canadian securities commissions.

99.3	Covering letter dated April 29, 2005 regarding Financial Ratios and the Auditor Comfort Letter.

99.4	Comfort Letter, dated April 27, 2005, of PricewaterhouseCoopers LLP.

99.5	Supplemental Financial Information (Unaudited) Exhibit to March 31, 2005 Consolidated Financial Statements “Consolidated Financial Ratios – Medium Term Notes & Debt Securities”.

99.6	Certificate, dated April 29, 2005, of Gwyn Morgan, President & Chief Executive Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2.

99.7
Certificate, dated April 29, 2005, of John D. Watson, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2.